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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYANT PARK CAPITAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
489 FIFTH AVENUE - 27TH FLOOR
(No. and Street)

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL MAGERMAN **(212) 798-8212**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, JOEL MAGERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYANT PARK CAPITAL, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. LAWRENCE
Notary Public, State of New York
No. 01LA4911530
Qualified In Kings County
Commission Expires November 2, 2006

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BRYANT PARK CAPITAL, INC.
REPORT ON FINANCIAL STATEMENTS
(Confidential Per Rule 17a-5(e)(3))
FOR THE YEAR ENDED
DECEMBER 31, 2005

BRYANT PARK CAPITAL, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Bryant Park Capital, Inc.:

We have audited the accompanying statement of financial condition of Bryant Park Capital, Inc. as of December 31, 2005 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryant Park Capital, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 2, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

BRYANT PARK CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 363,724
Accounts receivable	61,989
Expenses prepaid to parent	1,452,656
Investment in non-marketable securities at fair value	3,210
TOTAL ASSETS	$ 1,881,579

SHAREHOLDER'S EQUITY

Shareholder's equity:

Common stock, no par value; authorized 15,000 shares, issued and outstanding 10,000 shares	$ 10,000
Additional paid-in capital	610,693
Retained earnings	1,260,886
TOTAL SHAREHOLDER'S EQUITY	$ 1,881,579

The accompanying notes are an integral part of these financial statements.

BRYANT PARK CAPITAL, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Investment banking fees	$ 3,755,051
Other income	51
	3,755,102
EXPENSES	
Service fees	2,927,648
Bad debt expense	33,052
Regulatory fees	8,934
Other expenses	176
	2,969,810
NET INCOME	$ 785,292

The accompanying notes are an integral part of these financial statements.

BRYANT PARK CAPITAL, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additonal Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2005	$ 10,000	$ 610,693	$ 475,594	$ 1,096,287
Net income			785,292	785,292
Balance at December 31, 2005	$ 10,000	$ 610,693	$ 1,260,886	$ 1,881,579

The accompanying notes are an integral part of these financial statements.

BRYANT PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:		
Net income	$	785,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets		
Increase in accounts receivable		(55,006)
Increase in prepayment of expenses to parent		(636,147)
Change in value of non-marketable securities		(3,110)
Net cash provided by operating activities		91,029
Cash at beginning of year		272,695
Cash at end of year	$	363,724

The accompanying notes are an integral part
of these financial statements.

BRYANT PARK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital, Inc. (the "Company) is a broker-dealer registered with the Securities and Exchange Commission, and is a member of National Association of Securities Dealers, Inc. ("NASD"). The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of BPC Group, LLC (the "Parent").

During the year ended December 31, 2005, two customers comprised approximately 89% of the Company's fee income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company is not liable for Federal income tax as a qualified subchapter S subsidiary. The Company along with its Parent, an S corporation, file combined Federal, state and local income tax returns. The Company's allocated share of state and local taxes is reflected in the total service fees on the Statement of Operations.

NOTE 4 - RELATED PARTY TRANSACTIONS

Bryant Park Capital Inc. is a wholly owned subsidiary of BPC Group, LLC (see Note 1). In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. Under the

NOTE 4 - CONTINUED

agreement, the Company reimbursed the Parent for administrative expenses in the amount of $2,927,648, representing its allocable share of the following expenses to the Company:

Compensation and related expenses	$2,371,517
Professional services and fees	143,325
Rent and occupancy costs	141,269
Travel and Entertainment	38,975
Communication and market services	38,752
Office expenses	29,962
Taxes	51,015
Other	112,833
Total	$2,927,648

The expenses prepaid to Parent at December 31, 2005, represent payments to the Parent in excess of the Company's share of the administrative expenses. The Company intends to apply this excess as a prepayment towards future fees and expenses.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005, the Company had net capital of $366,934 which was $361,934 in excess of the required minimum net capital at that date of $5,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

BRYANT PARK CAPITAL, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Total shareholder's equity	$	1,881,579
Deductions:		
Nonallowable assets:		
Accounts receivable		61,989
Expenses prepaid to parent		1,452,656
Net capital		366,934
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000 whichever is greater		5,000
Excess net capital	$	361,934
Ratio of aggregate indebtedness to net capital		0.00%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing at December 31, 2005.

BRYANT PARK CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Shareholder of Bryant Park Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Bryant Park Capital, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Bryant Park Capital, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than those specified parties.

February 2, 2006 Kaufmann, Gallucci & Grumer LLP